Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	For the Years Ended December 31,
(in thousands, except for ratios)	2013	2014	2015	2016	2017
Earnings:
Income before income taxes	$401,876	$501,272	$530,138	$109,370	$184,527
Add: fixed charges	24,931	39,274	27,123	18,330	20,507
Earnings	$426,807	$540,546	$557,261	$127,700	$205,034
Fixed Charges:
Interest expense[1]	$24,871	$39,211	$27,059	$18,267	$20,221
Estimated interest portion of rent expense[2]	60	63	64	63	286
Fixed charges	$24,931	$39,274	$27,123	$18,330	$20,507
Ratio of earnings to fixed charges	17.12	13.76	20.55	6.97	10.00
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.